

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re:** **Meganet Corporation**
> **Amendment No. 6 to Form S-1**
> **Filed May 8, 2012**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated May 4, 2012. The tweets to which we referred occurred before your filing of this registration statement or during what is commonly called the pre-filing period. Your response seems to address the quiet period which begins after a company files the registration statement. Please revise to add a specific risk factor that discusses any liability you or your selling shareholders may have under Sections 5 and 12 of the Securities Act for inappropriate communications made during pre-filing period.

2. We note your revised disclosure and response to comment 2 from our letter dated May 4, 2012. Please update your risk and disclose the specific provisions under the federal securities laws for which the company and the selling shareholders may face liability.

3. We also note your website, www.meganet.com, continues to have a hyperlink called "IPO Progress" that takes the user to your twitter feed where investors may receive information about the company and the registration process that is inconsistent with the registration statement. Please advise how you will resolve this inconsistency.

4. We refer you to the Investor Update dated April 8, 2010 and note disclosure on the first page that states "While it is our intention to go public, it is not a sure thing until it is done, and there is no guaranty we will succeed in the time frame we set or succeed at all. The ultimate decision lay with the SEC;" and the disclosure on the third page that states "The reviewing members of the staff at the SEC assigned to our S-1 are the ones that eventually make the decision to declare the S-1 effective. The Company can do everything in its power to bring about this result, but in the final analysis, it is the decision and authority of the SEC that grants us the privilege of having an effective S-1." These disclosures incorrectly suggest the Commission approves of the securities being registered. Please note the legend on your prospectus cover page pursuant to Item 501 of Regulation S-K that states the contrary. Please advise whether the incorrect statements contained in your Investor Update may cause investor confusion and whether risk factor disclosure is appropriate.

5. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

6.   Please update your registration statement with the financial statements (and related disclosure) for the year ended March 31, 2012.

        You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

                                                            Sincerely,

                                                            /s/ Celeste M. Murphy for

                                                            Larry Spirgel
                                                            Assistant Director

cc: Via E-mail
        Gary R. Henrie, Esq.